REPORTING FINANCIALS

AUDITED CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2006

Birch Mountain Resources Ltd.
Report of Management

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Birch Mountain Resources Limited is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedure that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

The Chief Executive Officer and acting Chief Financial Officer, together with management, have reviewed the design and effectiveness of the Company’s internal control over financial reporting as part of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and have concluded that there were no changes in our internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the changes made to address the following material weaknesses:

  Design weaknesses relating to controls and processes due to (i) insufficient communication of the Company’s policies and Code of the Conduct to employees of the Company, (ii) a lack of a formal management override policy relating to the Company’s policies and Code of Conduct, and (iii) monitoring process to confirm responsibility of financial results. Management believes that weaknesses in these areas aggregated to a material weakness for effective company level controls and require more formalization of existing controls and processes.

  Design weaknesses related to the processes and communication of operational information, which may have a financial implication, to accounting and finance, in a timely manner.

  Control design weaknesses relating to a lack of segregation of various accounting duties resulting from the small size of the Company’s accounting department, lack of certain formal accounting procedures for the documentation of various approvals and reviews, as well as, control weaknesses inherent in accounting software employed by the Company which is not a sophisticated enterprise application.

The Company is experiencing rapid growth and has implemented new policies and processes to address the design weaknesses described above. During fiscal 2006, the Company undertook a comprehensive assessment of its internal control over financial reporting by conducting regular reviews and audits to identify weaknesses and to ensure that an environment of continuous improvement becomes a part of the culture of the Company. The Company further intends to systematically and regularly provide and explain its policies and Code of Conduct to employees. In addition, the Company intends to introduce additional internal control procedures during the next fiscal year to ensure that appropriate internal control over financial reporting is in place and that such controls keep pace with the growth of the Company. The Company has and will continue to implement improvements in segregation of accounting duties, increase controls for review, approval and documentation, and will upgrade during 2007 its accounting software to address inherent limitations.

"signed"	"signed"

Douglas J. Rowe, President and Chief Executive	Dan J. Rocheleau, Acting Chief Financial Officer and
Officer	Director of Financial Reporting

Birch Mountain Resources Ltd.
Management’s Responsibility for Financial Statements

TO THE SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

Management is responsible for the preparation of the financial statements and for the consistency therewith of all other financial and operating data presented in this Annual Report. In preparation of these financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Management maintains a system of internal controls to ensure, on a reasonable and cost effective basis, that the Company’s assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial information. Management has the responsibility for preparation and fair presentation of the accompanying financial statements, including the financial processes that give rise to such consolidated financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles and providing a reconciliation to generally accepted accounting principles in the United States.

It is the responsibility of the Audit Committee and the Board of Directors to review the financial statements in detail with management prior to their approval of the financial statements for publication. In addition, the Audit Committee meets regularly with management and the external auditor to review accounting policies, financial reporting and internal controls. The Audit Committee is comprised of three independent and financially literate directors. The Audit Committee is responsible for the compensation of the external auditor and pre-approves their retention for the appointment and any such fees related to non-audit services.

External auditors appointed by the shareholders have examined the financial statements. Their report is attached to the audited consolidated financial statements that follow. The Audit Committee has reviewed these statements with management and the auditors and has reported to the Board of Directors. The Board has approved the financial statements.
"signed"	"signed"

Douglas J. Rowe, President and Chief Executive	Dan J. Rocheleau, Acting Chief Financial Officer and
Officer	Director of Financial Reporting

Birch Mountain Resources Ltd.
Report of Independent Registered Public Accounting Firm

To the Shareholders of
Birch Mountain Resources Ltd.

We have audited the consolidated balance sheets of Birch Mountain Resources Ltd. as at December 31, 2006 and 2005, and the consolidated statements of loss and deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of Birch Mountain Resources Ltd. as at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those statements in their report dated February 25, 2005 (except for notes 3 and 8, which are as of July 25, 2005, and note 19, which is as of November 10, 2006).
"signed"

Calgary, Canada	Ernst & Young LLP
March 29, 2007	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S.
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph, following the opinion paragraph, when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 29, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.
"signed"

Calgary, Canada	Ernst & Young LLP
March 29, 2007	Chartered Accountants

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian dollars

As At December 31	2006	2005

Assets
Current
Cash and cash equivalents (Note 3)	1,345,483	32,322,603
Accounts receivable	2,202,698	476,455
Inventory (Note 4)	5,703,196	-
Prepaids and deposits (Note 5)	7,995,965	441,545
	17,247,342	33,240,603

Restricted cash (Note 6)	4,250,000	1,000,000
Long-term prepaid (Note 7)	137,294	232,489
Property, plant and equipment (Note 8)	18,729,682	425,112
Mineral properties (Note 9)	44,608,237	13,662,648
Total Assets	84,972,555	48,560,852

Liabilities
Current
Accounts payable and accrued liabilities	4,113,610	3,369,083
Current portion of long term debt (Note 13)	1,580,858	-
Deferred revenue (Note 11)	50,306	50,306
Other current liabilities (Note 12)	2,437,781	3,346,264
	8,182,555	6,765,653

Long term debt (Note 13)	6,911,321	-
Asset retirement obligation (Note 14)	1,100,000	360,000
Convertible debentures (Note 15)	28,537,087	-
	44,730,963	7,125,653
Commitments (Note 22)

Shareholders’ equity
Share capital (Note 16)	47,489,830	46,950,953
Contributed surplus (Note 17)	10,236,663	1,774,873
Deficit (Note 19)	(17,484,901)	(7,290,627)
	40,241,592	41,435,199
Total Liabilities and Shareholders’ Equity	84,972,555	48,560,852

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of the Board:

"signed"	Director	"signed"	Director
Larry W. Shelley		Kerry E. Sully

Birch Mountain Resources Ltd.
Consolidated Statements of Loss and Deficit
Canadian Dollars

Year Ended December 31	2006	2005	2004

Revenue
Sales (Note 20)	895,455	-	-
Cost of sales	989,412	-	-
Gross profit	(93,957)	-	-
Other limestone sale (Note 21)	645,109	-	-
	551,152	-	-

Expenses (Note 24)
Amortization, accretion and depletion	285,577	63,424	50,336
Consulting	102,384	96,027	79,973
Interest and bank charges	442,447	4,746	-
Mineral exploration costs (Note 9)	858,964	540,481	762,371
Office	458,806	937,756	683,316
Professional fees	1,474,021	746,377	396,552
Indirect quarry costs	2,544,028	-	-
Salaries and benefits	1,052,387	597,714	386,579
Shareholder services and promotion	1,179,043	742,439	329,993
Stock-based compensation (Note 22)	2,845,797	1,245,422	246,127
	11,243,454	4,974,386	2,935,247
Loss before other income	(10,692,302)	(4,974,386)	(2,935,247)

Interest and other income	498,028	332,568	48,190
Net loss for year (Note 25)	(10,194,274)	(4,641,818)	(2,887,057)

Deficit, beginning of year	(7,290,627)	(2,648,809)	(27,510,684)
Elimination of deficit (Note 19)	-	-	27,748,932
Deficit, end of year	(17,484,901)	(7,290,627)	(2,648,809)

Loss per share
Basic and fully diluted (Note 18)	(0.13)	(0.07)	(0.05)

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statement of Cash Flows
For the years ended December 31
Canadian Dollars

	2006	2005	2004

OPERATING ACTIVITIES
Net loss	(10,194,274)	(4,641,818)	(2,887,057)
Adjustments for non-cash items:
Accretion of unamortized debenture discount	76,930	-	-
Amortization, accretion, and depletion	285,577	63,424	50,336
Depletion recorded in cost of sales	140,921	-	-
Stock-based compensation	2,942,536	1,442,536	282,049
Changes in non-cash working capital balances:
Accounts receivable	(1,726,243)	(242,996)	(181,237)
Inventory	(4,795,102)	-	-
Prepaids and deposits	(7,554,420)	(257,437)	125,006
Accounts payable and accrued liabilities	744,527	593,815	(1,348,125)
Other current liabilities	(908,483)	546,264	1,803,355
Cash used in operating activities	(20,988,031)	(2,496,212)	(2,155,673)
FINANCING ACTIVITIES
Issue of common shares for cash, net of share issue costs	440,488	38,027,595	8,834,703
Proceeds from long-term debt	8,492,179	-	-
Issue of convertible debentures, net of financing costs	33,031,974	-	-
Advances on share subscriptions upon the exercise of options	-	(173,252)	173,252
Cash provided by financing activities	41,964,641	37,854,343	9,007,955
INVESTING ACTIVITIES
Mineral exploration costs	(30,377,246)	(6,939,447)	(3,153,233)
Restricted cash	(3,250,000)	(1,000,000)	-
Long term prepaid	95,195	(232,489)	-
Acquisition of capital assets	(18,421,679)	(308,922)	(73,071)
Proceeds from disposal of capital assets	-	1,062	-
Cash used in investing activities	(51,953,730)	(8,479,798)	(3,226,304)
(Decrease) Increase in cash and cash equivalents	(30,977,120)	26,878,333	3,625,978
Cash and cash equivalents, beginning of year	32,322,603	5,444,270	1,818,292
Cash and cash equivalents, end of year	1,345,483	32,322,603	5,444,270

See accompanying notes to the audited consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

1.     Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and developing its mineral leases and permits and operating a limestone quarry on its mineral leases, in Northern Alberta. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. However, over the past four and a half years its focus has been on the development of its industrial minerals. The mineral rights of the Company are to develop, extract and sell limestone products. The Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which are development of and commercialization of the limestone contained on the Company’s mineral leases. The Muskeg Valley Quarry is a limestone aggregate quarry approved by the government regulators. The Hammerstone Project is a planned quarry expansion and quicklime and cement plants. The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and the reclaim the site at the end of production.

As at December 31, 2006, the Company had incurred a net loss of $10.2 million for the year then ended and had an accumulated deficit of $17.5 million. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and/or achieve profitable operations. The Muskeg Valley Quarry is operational and the Hammerstone Project is considered to be in the development stage. The Company is currently exploring a range of strategic opportunities. The outcome of this review cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management may be required to curtail the Company’s operations.

On August 2, 2006, the Company released an independent technical report, which indicates the existence of a limestone quarry in the Fort McMurray area and reports an estimated value for the mineral reserves significantly in excess of the current carrying value of the mineral properties. The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that maybe necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependant upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the Company to obtain the necessary financing or cash flow to continue the development and operation of its mineral properties.

2.     Significant accounting policies

(a)   Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized below. A summary of the difference between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in note 27 to these consolidated financial statements. All amounts are reported in Canadian dollars unless otherwise stated.

(b)   Principles of consolidation

The consolidated financial statements are expressed in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. These financial statements include the accounts of the Company and its wholly owned subsidiaries, Dawson Bay Minerals Inc., Muskeg Valley Minerals Ltd. and Rockyview Development Limited and its subsidiaries, which have been inactive for some time. All intercompany balances and transactions have been eliminated.

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those reported. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

2.      Significant accounting policies (continued)

(d)   Revenue recognition

The Company recognizes revenue on the sale of its products when delivery occurs.

(e)   Cash and cash equivalents

Cash and cash equivalents include balances with Canadian chartered banks and investment certificates with maturities of three months or less at the date of purchase. Cash equivalents are carried at cost, plus accrued interest, which approximates market value.

(f)   Inventory

Inventory is valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depletion.

(g)   Property, plant and equipment

Property, plant and equipment are recorded at cost. Assets are not amortized until they are put into use. Amortization is provided over their estimated useful lives, using the following methods and rates:
	Method	Annual Rate
Plant and equipment	Declining balance	20%
Computer	Declining balance	30% - 100%
Leasehold improvements	Straight line	5 years

(h)   Mineral properties

The Company expenses mineral exploration costs in the year they are incurred, unless on a property-by-property basis the deferral criteria are met and it is probable that they will be recoverable from the future operations of the related project. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the reserve on such a property are capitalized. Determination as to the establishment of proven and probable reserves is based on results of technical reports, which indicate whether a property is economically feasible. These expenditures are depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. The amount of depletion is measured by the portion of the mines’ economically recoverable proven reserves which are recovered during the period.

The Company reviews its capitalized costs on a mineral property under development on an annual basis, or more frequently if events warrant, and will recognize an impairment in value on each property to the extent that the recoverable amount based on estimated future cash flows on a discounted basis is less than the carrying amount of the property. Future cash flows are estimated based on future recoverable minerals based on proven and probable reserves. Future cash flow estimates will also incorporate expected sales prices for recoverable minerals, costs of production and taxes, capital expenditures and development costs, remediation and closure costs, utilizing assumptions from its feasibility studies and subsequent engineering, geological or financial information where operations have not yet commenced.

Management’s estimates of mineral prices, recoverable proven and probable reserves and operating and capital costs are subject to certain risks and uncertainties, which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties or the financial position of the Company.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

2.     Significant accounting policies (continued)

(i)   Asset retirement obligation

The Company recognizes a liability for the fair value of environmental and site restoration obligations when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company’s credit adjusted risk-free rate. The fair value of the obligation is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations and amortized over the mines useful life. The accretion expense is recorded as an operating expense through periodic charges to earnings. The Company’s estimate of reclamation costs could change as a result of changes in regulatory requirements and cost estimates.

(j)   Capital lease obligations

Leases meeting certain criteria are accounted for as capital leases. The imputed interest is charged against income. If the lease contains a term that allows ownership to pass to the Company or there is a bargain purchase option the capitalized value is depreciated over the estimated useful life of the related asset. Obligations under capital leases are reduced by rental payments net of imputed interest.

(k)   Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

(l)   Stock-based compensation and contributed surplus

The Company uses the fair value method of accounting for all stock options granted whereby stock-based compensation on options granted is charged as an expense or capitalized depending on the nature of the grant, in the period the options are vested, based on the estimated fair value at the date of grant using the Black-Scholes Option Pricing Model. Consideration paid by the option holders to the Company upon exercise of options is credited to common share capital.

(m)   Loss per share amounts

Loss per share amounts are computed using the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated based on the treasury stock method, which assumes that any proceeds obtained on the exercise of options and warrants would be used to purchase common shares at the average trading price for the period.

(n)   Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items. Non-monetary assets and liabilities are translated at the rates prevailing at the transaction date. Revenues and expenses are converted at average exchange rates for the period. Any exchange gain or loss that arises on translation is included in the consolidated statement of loss for the period.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

3.     Cash and cash equivalents

At December 31, 2006, cash equivalents included $683,962 (2005 - $31,911,272) invested in guaranteed investment certificates earning interest at rates of 2.9% (2005 - 2.15% to 2.55%).

4.     Inventory

During the year ended December 31, 2006, the Company began production of limestone, which is crushed for use in various marketable products. The inventory consists of crushed limestone stockpiles (considered to be finished product), unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractors, production overhead and direct rock excavation work. Inventory is recorded at the lower of cost or net realizable value. The cost of finished products and in-process inventories is determined on an average cost basis. At December 31, 2006, the Company has recorded inventory for work in progress of $3,063,613 (2005 – nil) and for finished product of $2,639,584 (2005 – nil).

5.     Prepaids and deposits

Prepaids and deposits consist of $5.6 million of costs management expects to recover within the next twelve months. Due to the short-term nature of this asset, it has been classified as a current asset. The Company also has a $2 million refundable deposit on the Cedarapids crushing equipment (Note 13) which was refunded subsequent to December 31, 2006.

6.     Restricted cash

The Company pledged as collateral $3,250,000 against a demand operating line and a revolving lease line of credit, through assignment of one-year term deposits to the Royal Bank of Canada. The Company has drawn on the operating line for a stand-by letter of credit, which is explained in Note 10 and has drawn on the revolving lease line, which is explained in Note 13.

The Company pledged as collateral $1,000,000 against future debt repayments of a crushing spread, through assignment of a guaranteed investment certificate to the Canadian Western Bank.

7.     Long-term prepaid

The Company made a payment for the estimated timber damage charges for the clearing of the currently approved limestone quarry. The trees will be cleared as the limestone is accessed over a number of years of planned production. This long-term prepaid will be reduced as the clearing occurs on a basis of hectares cleared over the total amount of hectares for which the timber damage payment was based, being the total approved area.

8.     Property, plant and equipment
		2006			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computers and software	430,514	294,960	135,554	333,238	251,222	82,016
Leasehold improvements	42,076	39,025	3,051	38,382	31,198	7,184
Limestone processing
plant	8,812,323	-	8,812,323	106,326	-	106,326
Mining equipment	9,433,692	6,193	9,427,499	112,638	-	112,638
Office equipment	640,450	289,195	351,255	346,791	229,843	116,948
	19,359,055	629,372	18,729,682	937,375	512,263	425,112

Included in mining equipment are assets under capital lease with an original cost of $1,235,000 and related accumulated amortization of $nil (2005 – nil).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

9.     Mineral properties

The Company holds a significant number of permits, applications to convert permits to leases and leases on mineral rights in the Athabasca region of Northern Alberta.

At December 31, 2006, the Company’s mineral property in the Athabasca region consisted of 17 (2005 – 32) permits, 50 (2005 –22) lease applications and 68 (2005 – 69) leases for a total area of 380,136 (2005 – 402,748) hectares.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:
Mineral properties capitalized
	At Dec 31,	For the year ended	At Dec 31,	For the year ended	At Dec 31,
	2006	Dec 31, 2006	2005	Dec 31, 2005	2004
Asset retirement obligation	1,040,656	680,656	360,000	335,000	25,000
Administration	1,946,473	1,151,868	794,606	715,223	79,383
Assay and geological	114,835	9,091	105,744	28,004	77,740
Equipment	1,109,140	1,109,140	-	-	-
Land lease and permit	328,580	268,772	59,808	9,278	50,530
Materials, services and drilling	12,792,987	7,798,478	4,994,509	2,473,842	2,520,667
Site preparation	24,269,407	18,267,580	6,001,827	5,941,257	60,570
Stripping costs during operations	1,750,000	1,750,000	-	-	-
Salaries	1,896,069	833,059	1,063,010	478,755	584,255
Travel and accommodations	543,126	259,982	283,144	191,920	91,224
	45,791,275	32,128,627	13,662,648	10,173,279	3,489,369

Depletion	(1,183,038)	(1,183,038)	-	-	-

	44,608,237	30,945,589	13,662,648	10,173,279	3,489,369

Mineral exploration costs
	2006	2005	2004
Administration	35,476	36,209	34,276
Assay and geological	3,929	84	654
Land lease and permit	666,655	390,088	611,857
Materials, services and drilling	75,134	18,130	45,737
Salaries	36,297	89,715	66,708
Travel and accommodations	41,473	6,255	3,139
	858,964	540,481	762,371

Since inception, the Company has spent a total of $50,721,637 (2005 - $17,734,046) on mineral exploration and development of which, $45,791,275 (2005 - $13,662,648) has been capitalized.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

10.   Operating line of credit

The Company has a revolving credit facility with a Canadian chartered bank that provides two types of credit. The first is a revolving demand loan, by way of either, bank’s prime based loans, letters of credit or letters of guarantee in the amount of $2,000,000. The second provides for a revolving lease line of credit by way of approved lease agreements to acquire capital assets in the amount of $1,455,663. The Company provided a general security agreement over all assets as collateral for this credit facility. A $2,000,000 (2005 – $670,000) letter of credit was drawn against the revolving demand facility as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 14 and $1,154,806 (2005 – nil) was drawn against the lease line as outlined in Note 13.

11.   Deferred revenue

In September 2003, the Company signed an agreement to sell limestone to Syncrude Canada Ltd. within Syncrude’s Aurora mine, which would be extracted by Syncrude and reported monthly. The Company received a non-refundable $100,000 payment and a payment of $50,306 to be applied against future extraction. During the current year, no limestone was extracted (2005 – nil; 2004 - nil)

12.   Other current liabilities

The Company raised capital through the issuance of flow through shares in 2003 and 2004, which provided for an indemnity to the subscriber for additional taxes payable if Birch was unable to or failed to renounce the qualifying expenditures as agreed, without limiting the recourse of the subscriber. The Company applied for and filed the necessary forms to qualify for and renounce expenditures in 2002, 2003 and 2004 and has subsequently determined some of these expenditures do not qualify for flow through tax treatment. The Company is exposed to costs for the indemnification of the subscribers and any assessed corporate taxes. The Company has estimated and accrued a potential liability in the amount of $2,437,781 (2005 - $3,346,264). Subsequent to December 31, 2005, the Company amended its tax filings and the related reported tax balances have been revised to reflect this change. Based on information available at the time of these amended filings, in 2005 the Company increased its original estimate of the potential liability by $300,000. This change has been accounted for as a change in estimate due to better information becoming available. The offsetting entry is recorded to share capital as the amount is attributable to flow through share capital issued in prior years. The accrued amount is subject to measurement uncertainty due to the tax filing positions of the subscribers, their tax rates and the amount of corporate taxes, penalties or interest that may be payable, which will not be known until any potentially affected subscribers as reassessed for their tax positions by the Canada Revenue Agency and these amounts become known to the Company. To date, the Company has refunded $32,732 (2005 – nil) to affected subscribers who were reassessed by the Canada Revenue Agency. The Company believes the accrued estimate could vary higher or lower by up to fifteen percent.

13.   Long term debt
	2006	2005
Equipment loan (a)	7,337,373	-
Capital lease (b)	1,154,806	-
Total long term debt	8,492,179	-
Less: current portion	1,580,858	-
Long term portion	6,911,321	-

(a) In 2006, the Company entered into a financing agreement with a Canadian lending institution to finance a spread of crushing equipment costing $6,922,050 plus GST. The original loan amount was $7,337,373 with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $114,932 per month commencing on January 22, 2007. The loan is non-revolving and is collateralized by the equipment and a $1,000,000 guaranteed investment certificate on deposit at the institution. Interest expense relating to the equipment loan for the year was $11,255.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

Principal payment requirements on the equipment loan over the next five years are as follows:

2007	1,396,166
2008	1,049,243
2009	1,115,176
2010	1,184,193
2011 and thereafter	2,592,595
7,337,373
Less current portion	1,396,166
Long term portion	5,941,207

(b) As part of the Company’s operating line of credit, outlined in Note 9, the Company financed a piece of quarry equipment costing $1,235,000 at an annualized interest rate of 6.6% with a five year repayment term. The equipment has a residual value of $200,000, which is the purchase option at the end of the lease. The Company is treating the arrangement as a capital lease. The principal and interest payments are $21,282 per month commencing on August 3, 2006. Interest expense relating to the capital lease for the year was $26,218.

Future minimum annual lease payments under the capital lease obligation over the next five years are as follows:
2007	255,389
2008	255,389
2009	255,389
2010	255,389
2011 and thereafter	348,977
Total minimum lease payments	1,370,533
Less amounts representing interest at 6.60%	(215,727)
1,154,806
Less current portion	184,692
Long term portion	970,114

14.    Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the site of its limestone quarry to be $1,100,000 (2005 -$360,000). The total future undiscounted costs are estimated at $2,849,650 (2005 - $1,100,000). This amount is based on estimates provided by consulting engineers to the Company for costs that would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company’s environmental and operating permits. Costs are allocated to two categories and the future site reclamation timing is determined by management for each category. Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated not to be reclaimed for ten years. The discounted future cost estimates have been determined by management using a 3% inflation rate and a 7.5% credit adjusted risk free rate. The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation rate used and the discount rate used. A $2,000,000 (2005 - $670,000) irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the estimated future reclamation.

	2006	2005
Balance beginning of year	360,000	-
Change in estimate	(34,415)
Additional provision	715,071	360,000
Accretion expense (Note 2)	59,344	-
Balance end of year	1,100,000	360,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

15.    Convertible debentures
Convertible debentures	34,500,000
Debt issuance costs	(1,264,842)
Unamortized discount	(4,698,071)
Carrying value	28,537,087

The Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during the year. The debentures were issued pursuant to a public offering and mature on December 31, 2011. The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share. In the year ended December 31, 2006 no debentures were converted into shares.

The debentures are unsecured and bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007. Interest expense relating to the debentures for the year was $141,781 (2005 – nil) and has been included in accrued liabilities.

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts using the effective interest rate method resulting in (i) $4,775,000 being allocated to contributed surplus representing the relative fair value of the conversion feature as determined by the effective interest method, and (ii) $29,725,000 being allocated to the carrying value of the convertible debentures.

In connection with the debenture issue, the Company paid professional fees in the sum of $1,468,025. These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds. The debentures are shown net of the issue costs of $1,264,842 and the resulting carrying value of the convertible debentures of $28,460,158 will be accreted to the $34,500,000 principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss. The accretion of the discount on the convertible debentures for the year amounted to $76,930 and is included in interest and bank charges.

16.   Share capital

(a) Authorized capital

Unlimited number of common voting shares, no par value
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b) Issued - Common shares
	Number	Amount
Balance December 31, 2004	66,306,799	8,761,876
Issued for cash
Public offering (i)	9,000,000	36,000,000
Issued on exercise of options	2,229,500	1,430,848
Issued on exercise of warrants	2,885,188	2,900,600
Reclassified from contributed surplus upon exercise of options	-	461,482
Share issuance costs (i)	-	(2,303,853)
Reduction in share capital for flow through shares (Note 12)		(300,000)
Balance December 31, 2005	80,421,487	46,950,953
Issued for cash
Issued on exercise of options	857,000	440,487
Reclassified from contributed surplus upon exercise of options	-	98,390
Balance December 31, 2006	81,278,487	47,489,830

(i)    On September 2, 2005, the Company closed a public equity offering of 9,000,000 shares at $4.00 per share for gross proceeds of $36,000,000. Share issue costs of $2,303,853 were incurred in connection with this offering. These fees are reflected as a reduction in the proceeds from the share issuance.

(c) Options

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2006. The purpose of the plan is to offer persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons. The plan contains provisions stating that the option period may not exceed five years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The options currently vest over a period of eighteen moths. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants. When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Stock Exchange for the previous day.

The Company has outstanding options on common shares as follows:
	Number of	Exercise	Weighted Average	Expiry
	Options	Price Range	Exercise Price ($)	Date
		($)
December 31, 2004	7,316,070	0.26 – 0.74	0.37	2005-2009
Granted	2,465,000	2.09 – 7.81	2.60	2009
Cancelled	350,000	2.35 – 2.48	2.41	2009
Exercised	2,229,500	0.26 – 2.48	0.78	2007-2010
December 31, 2005	7,201,570	0.26 – 7.81	0.84	2006 -2010
Granted	907,500	4.40 – 8.78	7.92	2011
Exercised	857,000	0.26 – 2.48	0.51	2006-2010
December 31, 2006	7,252,070	0.26 – 8.78	2.00	2007 -2011

Stock options outstanding and exercisable as at December 31, 2006 are as follows:

Exercise	Number of	Number of	Expiry
Price ($)	Options Outstanding	Options Exercisable	Date
0.26	490,000	490,000	March 2007
0.34	875,000	875,000	April 2007
0.30	1,420,000	1,420,000	October 2008
0.53	125,000	125,000	May 2009
0.55	1,633,250	1,633,250	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	1,088,820	1,088,820	March 2010
2.09	262,500	262,500	April 2010
7.81	225,000	168,750	November 2010
8.78	592,500	296,250	January 2011
8.60	30,000	15,000	April 2011
8.00	125,000	62,500	May 2011
4.40	160,000	40,000	August 2011
2.00	7,252,070	6,702,070	2007 - 2011

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

17.    Contributed surplus

Balance, December 31, 2004	338,569

Options granted to employees, directors and officers	1,700,671
Options granted to advisors	197,114
Options exercised and reclassed to share capital	(461,482)
Balance December 31, 2005	1,774,873

Options granted to employees, directors and officers	4,018,711
Options granted to advisors	96,739
Options exercised and reclassed to share capital	(98,390)
Cancellation of options granted to advisors	(127,087)
Convertible debenture proceeds allocated to contributed surplus, net of debt issuance costs (Note 15)	4,571,817
Balance December 31, 2006	10,236,663

18.   Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding was 81,002,073 (2005 – 71,644,531; 2004 – 56,596,951). All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive. All of the Company’s outstanding options are available for dilution in future periods.

The Company issued convertible unsecured subordinated debentures having a face value of $34.5 million during the year. The debentures are convertible into common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share resulting in a potential for an additional 10,454,545 shares being issued. All of the outstanding debentures have been excluded from the calculation of diluted loss per share for all periods as the effect common shares issuable upon conversion is anti-dilutive.

19.   Deficit

Pursuant to Section 38 of the Business Corporations Act of Alberta, the shareholders approved a reduction in the stated capital by the amount of the accumulated deficit as of June 30, 2004. As a result, the deficit and share capital were reduced by $27,748,932.

20.   Concentration of credit risk

Assets that potentially subject the Company to concentration of credit risk are sales and accounts receivable. The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required. The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses. During 2006, the Company had two major customers that accounted for 87% of our revenues and accounts receivable. The loss of any one of our large customers could have a material adverse effect on our financial position, results of operations and cash flows, however, these particular customers are large, well-known and respected entities in their industry and management does not consider the risk unmanageable.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

21.    Other limestone sale

The Company earned income from the sale of limestone on leases outside of the active quarry, hence the Company’s only direct cost of sale for this income is government royalties, which are netted against the gross sales.

22.    Stock-based compensation and stock-based expenses
	2006	2005	2004
Stock-based compensation for stock issued and vested in the current period (i)	2,165,572	798,569	112,765
Stock-based compensation for stock issued in prior periods and vested in the current period	1,726,051	902,102	133,362
Less stock-based compensation capitalized in mineral properties	(1,045,826)	(455,248)	-
Net stock-based compensation expense	2,845,797	1,245,422	246,127
Stock-based expenses for options issued to advisors included in professional fees in the period (ii)	96,739	197,114	35,922
Total stock-based expenses	2,942,536	1,442,536	282,049
(i) During 2005, 350,000 stock options at a weighted average price of $2.41 were forfeited by a director.
(ii) Expenses included in professional fees in the period were valued based on the value of the services provided at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and advisors. The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
	2006	2005
Weighted average fair value	$3.55	$1.46 to $1.94
Total fair value of options granted during the year	$3,220,421	$3,728,556
Expected life	2 years	2 years
Risk-free interest rate	4.00%	4.3 to 4.8%
Expected volatility	74%-81%	85% - 100%
Annual dividends	nil	nil

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers and advisors. Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:
	2006	2005	2004
Pro-forma loss	(10,248,274)	(4,714,830)	(2,960,069)
Loss per share, basic	(0.13)	(0.07)	(0.05)

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

23.   Commitments

The Company has land lease agreements on exploration properties and rents premises and equipment under operating leases. Commitments under these agreements require the following payments over the next five years:
	Land	Other	Total
2007	431,901	493,338	925,239
2008	431,901	505,513	937,414
2009	431,901	441,504	873,405
2010	431,901	421,489	853,390
2011	431,901	421,489	853,390
	2,159,505	2,283,333	4,442,838

Not included in the above amounts is a contingent royalty commitment on one land lease to pay $0.15 per tonne of limestone used, should limestone be produced from minerals on that specific lease and a $0.10 per tonne marketing fee to be paid on all limestone sold from the Muskeg Valley Quarry.

24.   Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and were as follows:

  Included in shareholder services and promotion is $5,700 (2005 - $7,874; 2004 - $14,656) paid to a company controlled by the spouse of a director.

  Included in professional fees is $282,820 (2005 - $85,734; 2004 – $37,159) of consulting and legal fees paid to companies owned by officers.

  Included in professional fees is $264,354 (2005 - $240,859; 2004 – $99,145) of legal fees paid to a law firm in which an officer was a partner.

  Included in salaries and benefits are amounts paid to a related party employee of $53,649 (2005 – $2,498).

  Included in accounts payable is $3,151 (2005 - $18,789; 2004 - $7,945) relating to these transactions.

25.    Income taxes

The income tax recovery differs from the amount that is expected by applying the current tax rates for the following reasons:
	2006	2005	2004
Loss before taxes	10,194,274	4,641,818	2,887,057
Expected tax recovery at (2006–32.50%; 2005 –33.62%; 2004–36.70%)	3,313,139	1,560,579	1,059,550
Non-deductible expenses for tax	(1,247,690)	(593,026)	(120,779)
Other	366,572	179,941	(9,665)
Change in enacted tax rates	(1,363,242)	(602,277)	-
Valuation allowance	(1,068,269)	(545,217)	(929,106)
Future income tax recovery	-	-	-

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

Future income tax assets consist of the following temporary differences:

	2006	2005	2004
Industrial mineral mines (i)	4,862,490	4,974,118	6,590,913
Property and equipment (i)	(131,768)	-	69,911
Scientific Research and Experimental Development expenditures unclaimed (ii)	61,400	85,141	77,702
Non-capital loss carry forwards (iii)	3,843,248	2,815,375	654,525
Share issuance costs and other	825,865	754,824	154,518
Asset retirement obligation	357,390	121,032	-
Valuation allowance	(9,818,625)	(8,750,490)	(7,547,569)
Future tax assets (net of valuation allowance)	-	-	-
(i) The Company has undepreciated capital cost allowance of $79,650,754 (2005 - $28,880,000; 2004 - $21,480,000), which may be carried forward indefinitely.
(ii) The Company has Scientific Research and Experimental Development costs of $211,000 (2005 - $211,000), which may be carried forward indefinitely.
(iii) Non-capital loss carry forwards of approximately $13,252,000 (2005 - $8,400,000) are available to offset future income. If unused, they will expire as follows:
2007	$ 185,000
2008	719,000
2009	20,000
2010	190,000
2011	-
2012	-
2013	-
2014	1,680,000
2015	3,336,000
2016	7,122,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

26. Segmented information

The Company’s principal business segment, Industrial Minerals, is the acquisition, exploration, development and operation of its mineral leases and permits. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company’s activities are focused in Western Canada and the Company’s assets are located in Alberta.
	Industrial	Mineral
		Exploration and	Corporate	Total
	Minerals	Technology
2006
Sales revenue	895,455	-	-	895,455
Cost of sales	(989,412)	-	-	(989,412)
Other limestone sale	645,109	-	-	645,109
Interest and other income	-	-	498,028	498,028
Expenses	2,544,028	858,964	7,840,462	11,243,454
Loss	(1,992,876)	(858,964)	(7,342,434)	(10,194,274)
Assets	79,023,053	26,264	5,923,238	84,972,555
2005
Sales revenue	-	-	-	-
Cost of sales	-	-	-	-
Interest income	-	-	332,568	332,568
Expenses	-	540,481	4,433,905	4,974,386
Loss	-	(540,481)	(4,101,337)	(4,641,818)
Assets	14,424,221	33,798	34,102,833	48,560,852
2004
Sales revenue	-	-	-	-
Cost of sales	-	-	-	-
Interest income	-	-	48,190	48,190
Expenses	-	762,371	2,172,876	2,935,247
Loss	-	(762,371)	(2,124,686)	(2,887,057)
Assets	3,585,938	59,393	5,887,092	9,532,423

Financial instruments

Fair values

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, accounts payable and accrued liabilities, long-term debt, other current liabilities and convertible debentures approximates their fair value because of the short-term maturities of these items.

Foreign currency risk

The Company maintains cash balances and occasionally enters into transactions to purchase goods and services denominated in United States currency for which the related expenses and accounts payable balances are subject to exchange rate fluctuations. The transactions and balances have been stated in Canadian dollars in accordance with the Company’s foreign currency translation policy.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

27.   Material differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principals in Canada ("Canadian GAAP"), which in most respects conform to accounting principles generally accepted in the United States ("U.S. GAAP").

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact would be as follows:
		2006	2005
Mineral properties – Canadian GAAP		44,608,237	13,662,648
Exploration expenditures capitalized (a)		(26,067,542)	(13,662,648)
Depletion (a)		670,969	-
Stripping costs capitalized (b)		(1,750,000)	-
Mineral properties - U.S. GAAP		17,461,664	-

		2006	2005
Inventory – Canadian GAAP		5,703,196	-
Depletion (a)		(464,815)	-
Stripping costs capitalized (b)		1,479,787	-
Inventory - U.S. GAAP		6,718,168	-

		2006	2005
Convertible debentures – Canadian GAAP		28,537,087	-
Debt issuance costs		1,264,842	-
Unamortized discount (c)		4,698,071	-
		34,500,000	-
Unamortized debt issuance costs		(1,448,584)	-
Convertible debentures - U.S. GAAP		33,051,416	-

Shareholders’ equity – Canadian GAAP		40,241,592	41,435,199
Exploration expenditures capitalized (a)		(26,067,542)	(13,662,648)
Accretion of convertible debentures (c)		57,489	-
Unamortized discount of convertible debentures (c)		(4,698,071)	-
Cost of sales – depletion (a)		72,131	-
– stripping costs (b)		(229,639)	-
Shareholders’ equity - U.S. GAAP		9,375,960	27,772,551

The impact on the consolidated statement of loss would be as follows:
	2006	2005	2004
Loss for the year - Canadian GAAP	10,194,274	4,641,818	2,887,057
Exploration expenditures capitalized (a)	12,404,894	10,173,279	3,153,233
Cost of sales – depletion (a)	(72,131)	-	-
– stripping costs (b)	229,639	-	-
Accretion of convertible debentures (c)	(57,489)	-	-
Loss for the year - U.S. GAAP	22,699,187	14,815,097	6,040,290
Loss per share - U.S. GAAP
Basic and fully diluted	(0.28)	(0.21)	(0.11)

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

27.   Material differences between Canadian and United States generally accepted accounting principles (continued)

Significant differences between Canadian GAAP and U.S. GAAP that would have an effect on these consolidated financial statements are as follows:

a)     Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 2. For U.S. GAAP purposes, exploration costs relating to unproven mineral leases and permits as well as acquisition costs for leases and permits that do not provide for unrestricted exploration, are expensed as incurred.

The Company tracks expenditures on its mineral properties as exploration or development and under U.S. GAAP capitalizes costs relating to the development of proven reserves as defined by SEC Industry Guide 7.

Capitalized costs are then assessed to determine if a writedown in the carrying value is necessary and any writedown would be considered an operating expense and included in the determination of operating loss for the period in which the writedown occurred.

Under Canadian GAAP, the Company was regarded as a production stage enterprise for 2005 and under U.S. GAAP the Company was regarded as an exploration stage enterprise. On May 24, 2006, management concluded, based on a number of factors including the fact that the Company filed all of the necessary applications to prove it had the legal rights to exploit its mineral leases with their was a reasonable expectation of on-going and further regulatory approvals, sales to various end-users at market prices had occurred and volumes of production and expected orders were significant, that the Hammerstone mineral reserves met SEC Industry Guide 7 requirements for qualification as a reserve. Subsequent to May 24, 2006, the Company is regarded as a production stage enterprise under Canadian and U.S. GAAP. Total sales volumes for 2006 were 1,539,292 tonnes of limestone including the off-quarry sale and the Company produced 2,244,987 tonnes of limestone during 2006.

For 2004, 2005 and to May 24, 2006, the Company’s reserves did not meet the criteria for proven reserves under SEC Industry Guide 7, therefore, all expenditures on mineral properties capitalized under Canadian GAAP were expensed as operating costs under U.S. GAAP, increasing the losses and loss for each year.

b)     Under Canadian GAAP, stripping costs related to the betterment of the mineral property are capitalized while those related to removing overburden to access limestone for processing are included in the cost of inventory and cost of goods sold.

Under U.S. GAAP, stripping costs incurred during the production phase of a mine should be included in inventory and cost of goods sold for that period.

Management has determined that stripping costs up to May 24, 2006 under both Canadian and U.S. GAAP would be capitalized.

c)     Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders’ equity. Under U.S. GAAP, the embedded conversion option was not subject to bifurcation and was thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP was not required under U.S. GAAP and the adjustment was included in the interest expense adjustment in the reconciliation.

Under Canadian GAAP, the accretion expense for 2006 was $76,930 and under U.S. GAAP the accretion expense was $19,441, a difference of $57,489.

d)     Commencing January 1, 2003, the Company adopted the fair value method of accounting for stock options for both Canadian and U.S. GAAP purposes. The effect of this change was that stock-based compensation is recorded as an expense instead of disclosing the effect of granting options as pro-forma information in the notes to the financial statements. For the year ended December 31, 2004, these costs were calculated in accordance with the Black-Scholes option-pricing model assuming no dividends are paid, an annual risk-free interest rate of 3.8%, an expected volatility of 65% and an expected life of one to two years. For 2004, the fair value of the options, calculated as $278,357, is included in the net loss.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

27.   Material differences between Canadian and United States generally accepted accounting principles (continued)

In December 2004, the FASB enacted FAS 123 — revised 2004 (“FAS 123R”), “Share-Based Payment”, which replaces FAS 123 and supersedes APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”. FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of loss. There was no significant impact on the Company based on the adoption of the new requirements under FAS 123R.

Had the Company adopted the fair value method for its U.S. GAAP disclosure prior to Jan 1, 2003, the following net losses would have been reported:
	2006	2005	2004
Loss for the year - U.S. GAAP	22,699,187	14,815,097	6,040,290
Pro-forma stock compensation	54,000	73,012	73,012
Pro-forma loss for the year - U.S. GAAP	22,753,187	14,888,109	6,113,302
Pro-forma loss per share - U.S. GAAP
Basic and diluted	(0.28)	(0.21)	(0.11)

e)      For U.S. GAAP cash flow statement purposes, mineral exploration costs would be shown under operating activities rather than under investing activities.

New Accounting Pronouncements for U.S. GAAP

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Corporation recognize in the financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Corporation is currently evaluating the impact FIN 48 will have on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued FAS No. 157, "Fair Value Measurements" ("FAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 157 will have on its consolidated financial statements.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities –Including an amendment of FASB Statement No. 115", ("FAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. A business entity is required to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement is expected to expand the use of fair value measurement. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable beginning in the first quarter of 2008. The Company is currently evaluating the impact that FAS 159 will have on its consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004

28.   Subsequent events

Subsequent to year-end, an additional 725,000 stock options were issued to employees, directors, consultants and officers.

On March 30, 2007 the Company completed a $15,500,000 senior secured credit facility with Brookfield Bridge Lending Fund Inc. to provide financing for the continued development and construction of the South Haul Road, recently acquired mineral permits and for general corporate purposes. The facility has a term of twelve months with an extension option for an additional twelve months. The facility may be repaid at any time without penalty.

On March 16, 2007, the Company completed a lease buyout with the Royal Bank of Canada for the lease on the quarry equipment costing $1,235,000 as described in Note 8. The Company’s lease line of credit was closed and the RBC released a restriction on a GIC for $1,250,000.

29.   Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.